

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Nadir Ali
Chief Executive Officer
CXApp Holding Corp.
2479 E. Bayshore Road, Suite 195
Palo Alto, CA 94303

Re: CXApp Holding Corp.
Registration Statement on Form S-1
Filed October 20, 2022
File No. 333-267964

Dear Nadir Ali:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 20, 2022

General

1. We note that this registration statement is in the format of a combined proxy statement and prospectus and is substantially identical to the Registration Statement on Form S-4 filed by KINS Technology Group, Inc. on October 19, 2022. We further note your representation that this document is also a prospectus of CXApp because it relates to the distribution of shares of CXApp common stock to a third-party distribution agent for the benefit of Inpixon Stockholders in the Distribution. In this regard, we note that the disclosure in the S-4 indicates that CXApp will file an S-1 to register shares of CXApp common stock to be distributed to Inpixon securityholders. Please tell us the basis for your use of the KINS proxy and prospectus as a prospectus of CXApp for the distribution of CXApp common stock to the distribution agent.

2.	Refer to our comment letter in connection with the Registration Statement on Form S-4 filed by KINS Technology Group, Inc. on October 19, 2022. Please revise this Registration Statement on Form S-1 to incorporate all relevant changes made to the Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Blake Baron, Esq.